Patrick Rodgers, CPA, PA

309 E. Citrus Street

Altamonte Springs, FL 32701

March 13, 2014

Securities & Exchange Commission

100 F Street NE

Mail Stop 6010

Washington, DC 20549

Dear Sir/Madam:

Gaming Entertainment International, Inc. has made available to me a copy of its Registration Statement on Form S-1/A #5, dated March 13, 2014 in which it provides information with regards to Changes in Registrant’s Certifying Accountant.

I have reviewed the disclosure under Interests of Named Experts and Counsel and agree with its statements concerning the scope and results of my engagement as the Company’s prior auditor.

Sincerely,

Patrick Rodgers, CPA, PA

Altamonte Springs, FL 32701